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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Guilford Pharmaceuticals Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  401829106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Mr. Arnold Snider c/o Deerfield Management,
                450 Lexington Avenue, Suite 1930,
            New York, New York 10017, (212) 551-1600

     (Date of Event which Requires Filing of this Statement)

                          April 8, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 401829106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Capital, L.P.  #13-3745117

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         693,090

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         693,090

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         693,090

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         3.8%

14. Type of Reporting Person

         PN














































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CUSIP No. 401829106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Management Company  #13-3738772

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         71,910

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         71,910

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         71,910

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         .4%

14. Type of Reporting Person

         PN














































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CUSIP No. 401829106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Arnold H. Snider  ####-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         765,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         765,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         765,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.2%

14. Type of Reporting Person

         IN


Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 765,000 shares of the Company's Common Stock. All 765,000 shares of Common Stock are held by the Funds. In the last 60 days, a net amount of 10,000 shares of Common Stock were purchased in open market transactions at an aggregate cost of $267,559.50. The funds for the purchase of the Common Stock held in the Funds came from each entity's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 765,000 shares of the Company's Common Stock. Following a secondary offering of the Company's Common Stock, completed April 18, 1997, there were 17,979,490 shares of the Company's Common Stock outstanding. Therefore, each Reporting Person beneficially owns less than 5% of the Company's outstanding shares of Common Stock. The Reporting Persons have the shared power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they currently beneficially own.





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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days.











































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         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

April 16, 1997



DEERFIELD CAPITAL, L.P.


By: Snider Capital Corp.,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



DEERFIELD MANAGEMENT COMPANY

By: Snider Management Company,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



ARNOLD H. SNIDER

/s/ Arnold H. Snider













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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

Transaction        Shares Acquired     Price Per Share
Date               (Sold)              (Not Including Commission)
______________     _______________     __________________________

3/3/97             5,000               $26.125
3/4/97             5,000               27.338
4/1/97             3,060               21.540
                   (3,060)             21.459








































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